Exhibit 99.2

BROOKFIELD REINSURANCE LTD.

REPORT ON VOTING RESULTS

Annual General and Special Meeting of Shareholders

July 22, 2024

National Instrument 51-102 – Section 11.3 (Canada)

An annual general and special meeting of the holders of class A exchangeable limited voting shares (“class A shares”), class A-1 exchangeable limited voting shares (“class A-1 shares”), class B limited voting shares (“class B shares”) and class C non-voting shares (“class C shares”) of Brookfield Reinsurance Ltd. (the “company”) was held on Monday, July 22, 2024 at 10:30 a.m. in a virtual meeting format via live audio webcast.

The following is a summary of the votes cast by the holders of the class A shares, class A-1 shares, class B shares, and class C shares represented at this meeting. Capitalized terms used herein but not otherwise defined have the meanings given to such terms in the management information circular of the company dated June 14, 2024 (the “Circular”).

Election of Directors

All of the 10 nominees proposed by management for election to the board of directors of the company were nominated and elected at this meeting by acclamation. As indicated below, each director elected at this meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director.

Management received the following proxies from holders of class A shares in regard to the election of the five directors nominated for election by this class of shareholders:

Director Nominee	Votes For	%	Votes Withheld	%
Soonyoung Chang	9,739,424	99.60%	38,826	0.40%
William Cox	9,208,673	94.18%	569,577	5.82%
Michele Coleman Mayes	9,707,972	99.28%	70,278	0.72%
Lars Rodert	9,308,285	95.19%	469,965	4.81%
Anne Schaumburg	9,613,706	98.32%	164,544	1.68%

Management received a proxy from the holder of class B shares to vote all 24,000 class B shares for each of the five directors nominated for election by this shareholder class:

Director Nominee	Votes For	%
Barry Blattman	24,000	100
Gregory Morrison	24,000	100
Lori Pearson	24,000	100
Sachin Shah	24,000	100
Jay Wintrob	24,000	100

Appointment of External Auditors

The resolution to reappoint Deloitte LLP, Chartered Accountants, as the external auditor of the company to hold office until the next annual general meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the majority of the votes cast by the holders of class A shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Withheld	%
class A shares	Carried	10,168,688	99.96%	4,519	0.04%
class B shares	Carried	24,000	100	Nil	Nil

Return of Capital Distribution Resolution

The resolution approving (i) a quarterly return of capital distribution on the class A shares, the A-1 shares and the class B shares of the company in respect of the periods ending on or around September 27, 2024, December 31, 2024, March 31, 2025 and June 30, 2025, (ii) an annual return of capital distribution on the class A junior preferred shares, series 1 of the company, in respect of the period ending on or about December 13, 2024; and (iii) an annual return of capital distribution on the class A junior preferred shares, series 2 of the company, in respect of the period ending on or about September 15, 2024, as set out in Appendix A of the Circular, was approved by the majority of the votes cast by the holders of class A shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A shares	Carried	9,733,384	99.95%	4,866	0.05%
class B shares	Carried	24,000	100	Nil	Nil

Name Change Resolution

The resolution to change the company’s name from “Brookfield Reinsurance Ltd.” to “Brookfield Wealth Solutions Ltd.” was approved by the majority of the votes cast by the holders of class A shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A shares	Carried	10,123,163	99.90%	10,043	0.10%
class B shares	Carried	24,000	100	Nil	Nil

Bye-Law Amendments Resolution

The resolution to amend bye-laws of the company, as set out in Appendix A of the Circular, was approved by the majority of the votes cast by the holders of class A shares, class B shares and class C shares, each voting as a separate class.

Management received the following proxies from the holders of class A shares, class B shares and class C shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A shares	Carried	7,883,010	80.62%	1,895,239	19.38%
class B shares	Carried	24,000	100	Nil	Nil
class C shares	Carried	128,643,406	100	Nil	Nil

Re-Designation Resolution

The Re-Designation Resolution to effect the re-designation of all class A-1 shares into class A shares, as set out in Appendix A of the Circular, was approved by the majority of the votes cast by the holders of class A-1 shares.

Management received the following proxies from the holders of class A-1 shares:

Class	Outcome	Votes For	%	Votes Against	%
class A-1 shares	Carried	16,517,440	98.31%	283,187	1.69%

Escrowed Stock Plan Resolution

The resolution for the adoption of the Escrowed Stock Plan to permit the company to award escrowed stock grants thereunder to designated executives or other persons designated by the board of directors, as set out in Appendix A of the Circular, was approved by a majority of the votes cast by the holders of class A shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A shares	Carried	8,572,874	87.67%	1,205,375	12.33%
class B shares	Carried	24,000	100	Nil	Nil

Share Issuance Resolution

The resolution for the issuance of up to a maximum of 150,000,000 class A shares, during the twelve-month period from the date of the meeting, in connection with one or more Share Issuance Transaction was approved by the majority of the votes cast by the holders of class A shares, class B shares and class C shares, each voting as a separate class.

Management received the following proxies from the holders of class A shares, class B shares and class C shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A shares*	Carried	6,122,027	99.45%	33,816	0.55%
class B shares	Carried	24,000	100	Nil	Nil
class C shares	Carried	128,643,406	100	Nil	Nil

*	Excluding 3,622,407 class A shares required to be excluded under the rules of the Toronto Stock Exchange.

Other Business

There were no other matters coming before this meeting that required a vote by any of the shareholders of our company.

BROOKFIELD REINSURANCE LTD.

By:	/s/ Anna Knapman-Scott
Anna Knapman-Scott Corporate Secretary

Date: July 22, 2024